Exhibit 2

Summit Capital, LLC
5400 LBJ Freeway
Suite 1470
Dallas, TX 75240
(972) 982-8653
(972) 982-8655 fax

December 10, 2002
Ms. Sherry Wilzig Izak	SENT VIA FEDEX
Chairman & CEO Mr. Phil Kupperman President & CFO Wilshire Oil Company of Texas 921 Bergen Avenue Jersey City, NJ 07306-4204

RE: Offer to Wilshire BOD and Management to Purchase Wilshire Oil Company of Texas

Dear Ms. Izak and Mr. Kupperman:

Since last spring we have repeatedly attempted to enter into serious discussions as to how we could purchase Wilshire Oil Company of Texas (“WOC” or the “Company”) or assist you in creating value for all owners of the Company. This September, after nearly six months, you hired a financial advisor (Deloitte & Touche) to assist your board in evaluating potential alternatives. As of last week I was informed that Deloitte & Touche would not have any recommendations until some time after the New Year. I am deeply concerned at the apparent lack of priority given to these matters.

From a practical standpoint, I can’t even begin to conceive why this process is dragging on or being delayed. I can only assume that there clearly is not a sense of urgency to act on the part of management, the directors or even your financial advisor. Also, with corporate responsibility being such a hot topic these days, it seems odd that the Board of Directors doesn’t appear to understand that there is much less tolerance for a Board acting in a manner contrary to the owners of the company and being mere ‘shills’ for management. Needless to say, Board actions (or inactions) that indicate an attitude of little regard for the shareholders are not viewed favorably these days and are not limited to Fortune 500 entities.

Please inform the Board of Directors of WOC that Summit Capital, LLC (“Summit”) is prepared to acquire, pursuant to a negotiated acquisition agreement with WOC, all of the outstanding shares of the Company at $3.75 per share in cash. This amount represents a 10% premium over the current share price of $3.40 per share. This proposal, which is being submitted on a confidential basis at this time, is subject to due diligence and execution of formal documentation customary for transactions of this type. There would be no due diligence or financing contingency in the definitive agreement, and such agreement would contain, as a condition precedent to closing, the amendment of WOC’s rights agreement (or, at our request, the redemption of the rights issued thereunder) to exempt Summit from the operation of the rights agreement.

Once again, we encourage you and your financial advisors to seriously consider this offer and we are willing to meet with you at your convenience to discuss how we can proceed together. This proposal is valid until the close of business on December 20, 2002, although I would appreciate a formal response sooner if possible.

Please call me directly at (972) 982-8653 to discuss these matters in more detail. Alternatively, I will look forward to your written response in the very near future.

Sincerely,

/s/ Kevin C. McTavish

Kevin C. McTavish
President